Exhibit 99

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Tel: (905) 726-2462 Fax: (905) 726-7164 www.magna.com

PRESS RELEASE

MAGNA AMENDS NORMAL COURSE ISSUER BID

TO INCREASE PURCHASE LIMIT

May 13, 2014, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG, NYSE: MGA) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to amend its normal course issuer bid (the “Bid”) in order to increase the maximum number of Common Shares that may be purchased under the Bid from 12,000,000 Common Shares, representing approximately 5.4% of its public float, to 20,000,000 Common Shares, representing approximately 9.0% of its public float (each as of November 6, 2013, the reference date for the Bid). The increased purchase limit under the Bid will be effective May 16, 2014. No other terms of the Bid have been amended.

The Bid commenced on November 13, 2013 and will terminate on November 12, 2014. All purchases of Common Shares under the Bid may be made: (i) on the TSX in accordance with the rules and policies of the TSX, (ii) on the New York Stock Exchange in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, (iii) on other published markets, or by such other means as may be permitted by the TSX, and/or (iv) pursuant to private agreement purchases from arm’s length third-party sellers under issuer bid exemption orders previously granted to Magna. The rules and policies of the TSX contain restrictions on the number of shares that can be purchased under the Bid, based on the average daily trading volumes of the Common Shares on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 impose certain limitations on the number of shares that can be purchased on the NYSE per day. As a result of such restrictions, subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid on the TSX is 141,772 based on 25% of the average daily trading volume for the prior six months (being 567,087 Common Shares on the TSX as of the November 6, 2013 reference date). Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. All purchases will be subject to Magna’s normal trading blackouts. The Corporation’s automatic securities purchase plan entered into with a broker on March 31, 2014 remains unchanged. As of May 9, 2014, the Corporation has repurchased 6,626,823 Common Shares under the Bid. Subject to regulatory requirements, the actual number of Common Shares purchased, and the timing of such purchases, if any, will be determined by Magna having regard to future price movements and other factors.

CONTACT

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 315 manufacturing operations and 82 product development, engineering and sales centres in 29 countries.  We have over 128,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “should” “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; fluctuations in relative currency values; legal claims and/or regulatory actions against us; liquidity risks as a result of an unanticipated deterioration of economic conditions; the unpredictability of, and fluctuation in, the trading price of our Common Shares; changes in laws and governmental regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.